INVEST IN **SWELL WATERCRAFT LLC**

Advanced Kayak Technology- Made in the USA!



Swell
watercraft

swellwatercraft.com Ellsworth, IA

Consumer Goods | Retail | Recreation

Highlights

1. 4.3X Revenue Rate YOY.
2. Our patented drainage system gives our kayaks distinct performance advantages over our competitors.
3. 400% increase in the amount of on-sale retail locations for our kayaks.
4. High gross profit margins, projected at 71%. Apple's GMP in 2021 was 41% (not guaranteed).
5. Perks for investors: receive lifetime discount.
6. Cash flow positive business.

7. Led by a team of Kayaking Specialists with a combined paddling market experience of over 100 years.

8. Received several awards from prestigious media outlets.

Featured Investors



Darrin VanBibber
Syndicate Lead

Follow

Invested $7,000

Community bank President with 25+ years in banking, active row crop farmer, investor

"I have known Jim and his family most of my fifty three years on earth. We were raised in the same small Midwestern town. We went to school together, competed with and against one another in sports as we grew up, and I understand the common values and work ethic of our common backgrounds. When I heard Jim was moving back to the Midwest to build a "better" kayak with Swell Watercraft I was interested, both personally and from the business aspect. Swell's sturdy roto molded design, made in the USA kayaks with their revolutionary scupper system that keeps the cockpit dry with the comfort of the sit on top piqued my interest having spent a lifetime fishing from canoes and kayaks. As a transplanted Iowan myself, the prospect of having a new company based in Iowa, making a product with American workers and I was interested in helping. Personally, I have 28 years of banking experience with a majority of those years as a lender, and most recently as the President of a community bank. I understand the risks and rewards that entrepreneurs face and have worked across all segments of the US economy from agriculture and manufacturing to service and real estate providing not just capital to help fund and grow ventures but also to provide advice, support, and counsel on all aspects of their business. I invested in Round 1 with Swell Watercraft and have come back for Round 2. Swell Watercraft has completed construction, set up their manufacturing line, and have been executing in the market with exceptional products with industry leading innovation with a self-clearing scupper. Now it is time to take another step to expand market share, increase efficiencies, and continue to grow their footprint."



Darrin VanBibber   Follow   Invested $7,000

I'm the President of Farmer's Bank of Northern Missouri.

"As a previous investor and decades of knowing Jim and his family previously; further investment into his vision, the company, and the product line was an easy decision."

Our Team



James J Marsh CEO and Founder at Swell Watercraft

After spending over a decade running some of the biggest media operations in paddling, I decided to start designing my own kayaks. I was awarded a utility patent in December of 2022 for our unique "Scupper Valve" drainage system.



Thomas Marsh Polymer Expert

I bring over 30 years of experience as a Chemical Engineer and I have spent much of my time consulting factories about manufacturing. I am also an expert in plant management and chemical construction. I bring my experiences to make the best kayaks.



Ted Keyes Sales Manager

I've been a successful sales professional in the kayak industry for my entire career. I use my Master's Degree in Organizational Leadership from Boise State University to help guide Swell's business decisions.



Adam Bierschenk Design Engineer

I developed our patented scupper valve through relentless prototyping. My background spans injection molding, roto molding, and CAD. Currently, my main focus is metal 3D printing, where I'm pushing innovation to expand our engineering capabilities.



Taylor Musselwhite Marketing Guru

I guide the vision and manage the tools behind our marketing direction and strategy. My role is aligning creative storytelling with data-driven execution, ensuring our message connects with paddlers, inspires growth, and

message connects with paddlers, inspires growth, and strengthens our brand presence.



Tim Niemier Jedi Master

In the 70s and 80s, I introduced the sit-on-top kayak to the world through Ocean Kayak, later selling the brand for $6 million in 1997. Today, my role is to inspire and guide Swell Watercraft's bold vision forward.

Speed. Comfort. Stability. All in One Kayak.


Swell
watercraft
Scupper12
Scupper14
Scupper16

The $847 Million Problem That's Been Hiding in Plain Sight

For 50 years, every kayaker has faced the same impossible choice: **safety or speed**. Sit-on-top kayaks are safe but painfully slow. Traditional kayaks are fast but intimidating and dangerous for beginners. This fundamental compromise has held back an entire industry—and created a massive opportunity.

The Breakthrough That Changes

Everything


Protected Intellectual Property
7 Prototypes Were Built Over 24 Months To Achieve This Groundbreaking Drainage Valve

Swell Watercraft has solved the unsolvable. Our patented Scupper Valve Drainage System delivers the holy grail of kayaking: genuinely fast, stable, AND comfortable kayaks—achieving all three without compromise.

The market's response has been exceptional.

By the Numbers: Strong Momentum Building

328% Revenue Growth YOY

55% gross margins in an industry where 30-40% is typical

162 five-star reviews and zero negative feedback from customers

Industry recognition: "Best in Class 2022," "Best Sit-On-Top 2023," "10 Fastest Sit-On-Tops"


BEST KAYAKS OF THE YEAR!
BEST SOT KAYAKS
NEW FAST KAYAK
TOP 3 - 2025

Manufacturing advantage: We own and operate their own facility producing 100+ kayaks monthly



Rapid expansion: From 12 to 40+ retail partners in just 18 months

The Perfect Storm for Significant Growth

We're positioned at the intersection of three powerful trends:

1. **The outdoor recreation boom** - The $847M sit-on-top market grows 12% annually
2. **Experience economy growth** - Tour operators need safer, faster kayaks for premium experiences
3. **Made-in-USA preference** - Supply chain concerns drive demand for domestic manufacturing

Our patented technology creates a **20-year competitive advantage** while substantial fleet sales opportunities (tour operators buying 50-200 kayaks at once) offer accelerated scaling compared to individual retail sales.

Why Investors Are Taking Notice

This is the inflection point. Product-market fit is proven. Manufacturing is operational. Distribution is expanding rapidly. We believe the question isn't whether we'll capture significant market share—it's how quickly we'll achieve it.

The paddling revolution starts here. The investment opportunity starts now.


Swell

Top 10 Reasons to Invest

1. 🎯 Experienced team of Paddlesports experts are quickly gobbling up market share in an emerging industry.

2. 🇺🇸 Support core paddlers' manufacturing in the USA.

3. 💵 High sales are expected to 4x in the next 2 years (not guaranteed).

4. 🏆High year-on-year expected revenue growth, 200% with marked profitability (not guaranteed).

5.🌟Large conglomerates fail to meet the needs of paddlers or specialty stores who serve them, creating an amazing opportunity in the marketplace.

6. 🌊 Groundbreaking patented kayaks that can't be duplicated and are highly rated.

7. 💣Recycling our plastic waste increases profit margins and lowers our footprint.

8. 💫Our projected gross profit margin is at 55%. A rarity for physical goods (not guaranteed).

9.👑 Overwhelmingly positive reviews from critics and users globally.

10. 4.3X revenue year over year!

50 Years of Kayak Design Progression



Swell co-founder Tim Niemier, the inventor of the original sit-on-top kayak, has spent his career pushing paddling design forward. After building *Ocean Kayak* into a global brand and selling the company for $6 million in 1997, he set out to create something even better. His vision was simple but bold: refine the sit-on-top until it delivered the safety, comfort, and freedom paddlers loved—without sacrificing the speed and performance of traditional kayaks.


1971
1976
1981
1984
1991
2010
2019

That vision came to life with Swell Watercraft and the patented Scupper Valve Drainage System. By allowing paddlers to sit lower in the boat while automatically draining water, the Scupper 14 combines stability, efficiency, and comfort like no other sit-on-top. Decades of experience and innovation led to what many consider the best sit-on-top kayak ever made, proving that Niemier's design journey is still reshaping the sport he pioneered.

Our Customers Love Us


"LOVE THIS SCUPPER 12! SUPER COMFORTABLE, GREAT STORAGE, PRETTY FAST ESPECIALLY FOR THE LENGTH. EASY BOAT TO WANT TO PUT IN THE WATER AND JUST GO SOMEWHERE"
Sue J.
Mukilteo, WA
Scupper 12


"THE SCUPPER 14 OFFERS THE PERFORMANCE OF A SIT INSIDE KAYAK ON A SIT-ON-TOP PLATFORM"
Ken Whiting
Paddle TV


"COULDN'T BE HAPPIER WITH THE WAY THE 16 HELD UP TO THE BRUTAL RACE CONDITIONS. IT IS FAST, STURDY AND STABLE ENOUGH TO KEEP ME IN THE BOAT THE WHOLE TIME"
John Pickering
MR340 Race Participant

Our Secret is Superior Design


DESIGNED BY TIM NIEMIER
DESIGNED BY ADAM BIERSCHENK
DESIGNED BY CELLIERS KRUGER
DESIGNED WITH JOHN ENOMOTO

At Swell Watercraft, we believe the best kayaks come from passionate paddlers, not boardrooms. That's why we partner with world-class designers who live the sport every day. By giving them freedom to innovate, we create high-performance kayaks built for real-world conditions—where authentic design drives every stroke.

Business Traction

This product-market fit has translated into strong business performance:

1. Revenue growth: Sales up 328% in one year.
2. Profitability: 55% gross margins achieved in Q4 2024
3. Distribution expansion: From 12 to 40+ retail locations in 18 months
4. Manufacturing control: Operational facility producing

100 kayaks monthly

The Opportunity

The $847M sit-on-top kayak market grows 12% annually but remains dominated by 50-year-old designs that compromise performance for stability. Swell's patented technology creates the first major design breakthrough since the category's invention, positioning us to capture significant market share through strategic distribution scaling.

The key to market capture: Tour operators and rental fleets drive volume sales.

Kayak tour companies, resort operators, and rental businesses purchase hundreds of kayaks annually and influence thousands of customer purchase decisions. These operators have been forced to choose between:

1. Safe but slow kayaks that limit the tour range and customer satisfaction
2. Fast but intimidating cockpit kayaks that exclude beginners and create liability concerns

Swell's breakthrough eliminates this compromise, offering tour operators kayaks that are genuinely fast, stable, and beginner-friendly.


Swell

Distribution Strategy Impact

Current retail focus: 30+ specialty dealers primarily serving individual consumers

Scale opportunity: Tour operators and rental fleets represent 10x larger per-customer volume:

1. Single tour operator: 50-200 kayak fleet purchases
2. Resort chains: Multi-location standardization opportunities
3. Rental businesses: High-turnover fleets requiring frequent replacement

Competitive Advantage in Fleet Sales

Safety + Performance = Higher Tour Revenue:

1. Longer tour routes possible with faster, less tiring kayaks
2. Beginner-friendly design reduces liability and expands customer base
3. Dry cockpit design improves customer comfort and satisfaction

Operational Benefits for Tour Companies:

1. Stackable design for efficient beach storage
2. Durable construction for high-use environments
3. Reduced customer complaints and safety incidents

Fleet Economics:

1. Premium pricing justified by performance advantages
2. Lower total cost of ownership through durability
3. Competitive differentiation for tour operators

Our manufacturing facility and expanding product line (*Solo, Duo*) position Swell to serve the full spectrum from premium individual sales to high-volume fleet purchases, creating multiple pathways to significant market share capture.



Management team has scaled Swell from concept to profitability with 68% margins and 40+ retail partners. Leadership combines outdoor industry manufacturing experience with deep market knowledge from decades in the paddling community, resulting in patented innovations that consistently earn 5-star reviews and industry awards. Team is now executing expansion plan to reach 75 high-volume retail partners across North America.

What We're Building


SOLO FEATURES
OPTIONAL ROD HOLDERS
SIDE GRAB HANDLES
DRAIN PLUG
'MO CHEEKS SEAT
ADJUSTABLE FOOT PEDALS
SCUBA TANK HOLDER
SKID PLATE
TANKWELL W/ BUNGEE
8" DAY HATCH
8 SCUPPER HOLES
TOGGLE HANDLES
PADDLE HOLDER
WATER BOTTLE HOLDER
BOW STORAGE W/ BUNGEE


DUO FEATURES
8" DAY HATCHES
PADDLE HOLDER
DRAIN PLUG
10 SCUPPER HOLES
SIDE GRAB HANDLES
WATER BOTTLE HOLDERS
BOW STORAGE
SKID PLATE
PADDLE HOLDERS
TOGGLE GRAB HANDLES
TANKWELL W/ BUNGEE
'MO CHEEKS SEATS
ADJUSTABLE FOOT PEDALS

Swell Watercraft is introducing the new *Outfitter Series*, featuring the single-seat Solo and the two-seat Duo. Designed with John Enomoto of Honolulu's ***Go Bananas Kayaks***, these kayaks were built under the scrutiny of someone who has rented *tens of thousands of kayaks*—often to beginners in some of the roughest ocean conditions. The result: affordable, performance-oriented boats that excel anywhere, from Hawaiian surf to local lakes and rivers. Perfect for value-conscious consumers and dependable enough for large rental fleets, the *Outfitter* Series diversifies Swell's lineup and strengthens retailer interest. **Affordability meets performance—without compromise.**


DESIGNED WITH JOHN ENOMOTO
THULE

Fishing Kayaks

Swell Watercraft next project will be to launch the *Angler Series* —two innovative kayaks designed specifically for fishermen. We've taken our time, gaining years of expertise before tackling the fishing market, the largest and fastest-growing segment in kayaking. Now, we're ready. Our Angler designs are thoughtfully engineered, offering unique features that address the real needs of kayak fishermen. With stability, performance, and smart functionality, we believe these new models will set a higher standard and open an exciting chapter in Swell's growth.

Expanding Our Reach

We aim to triple our retailers, rental liveries, and international distributors within 18 months. Building the right partnerships will expand our reach, strengthen distribution, and position us for significant growth in key markets worldwide.

Future projections are not guaranteed.

Upcycling


RECYCLING WASTE
INCREASES
OUR MARGINS

Swell Watercraft is investing in equipment to recycle rotomolded plastic waste in-house, transforming production scrap into durable new kayaks. This lowers our footprint, boosts margins, and creates an upcycled product line for environmentally conscious consumers who value sustainability as much as performance on the water.

History


Swell
watercraft
BUSINESS TIMELINE | KEY MILESTONES
2017
Company founded by Jim Marsh & Tim Niemier
2018
Rigorous testing of kayak and drainage valve prototypes occurs
2019
Scupper 14 Kayak launched w/ Scupper Valve Drainage System
2020
- 14 is immediately seen as a breakthrough by consumers and professionals alike.
- Scupper 12 designed and
2021
Scupper 12 introduced,


becomes best-selling model
prototyped
2022
- Swell launches it's first fundraising round on wefunder.com, and commits to building USA factory
- Scupper 14 awarded "Best in Class' by Paddling TV
- US Utility Patent issued, creating a competitive moat
2023
- Construction begins in Ellsworth, IA.
- Receives "Best Sit-On-Top" Award from Paddling.com
- Scupper 16 model designed, protoyped and paddle-tested
- Distributors opened up in Puerto Rico, Costa Rica, Chile and the U.K.
2024
- Revenue doubles YOY.
- First kayak produced in Iowa.
- Scupper 16 released
2025
- Wins Paddling TV's "Top Bonus Kayak"
- Solo, Duo and Cutlass models are designed.
- Recycling initiative planned

Our Investor Community

From the very beginning, our investor community has been at the heart of our journey. Many joined us after first experiencing our kayaks, becoming believers in the product before becoming partners in the business. They stay engaged and informed as we share progress, challenges, and wins openly. Together, we're building more than just better kayaks—we're creating a stronger, more innovative company for paddlers everywhere, fueled by the passion and support of our earliest backers.


I have had the privilege of knowing Jim Marsh,
founder of Swell Watercraft, for more than 45 years.
Jim is one of my closest friends, and throughout the
decades I have always admired his integrity,
passion, and drive. His commitment to kayaking is
unmatched - he lives and breathes the sport, and
that dedication shows in the products he designs
and builds. Jim is also one of the most hardworking
and diligent people I know; when he sets his mind
to something, he follows through with focus and
excellence. I trust Jim completely, both as a friend
and as a professional, and I have no doubt that Swell
Watercraft reflects his character and values. Anyone
who chooses to work with Jim or use his kayaks can
do so with absolute confidence.
Invest in what you believe in! When the initial
opportunity to invest in Swell Watercraft presented itself I
already owned a Swell Scupper 14 and enjoyed the
multi-purpose sit on top kayak. Did I believe in it enough to
invest in the company and its future? I believed in the product
after running it on lakes, rivers and through class 2
rapids...that's the finished product. If I was going to invest in
Swell Watercraft it had to go deeper than that. There are other
products that can do some of the same missions.
I invested in Jim Marsh and his team, their long and
inventive history and the clincher was moving the
manufacturing from South Africa to Iowa where this team
would be hands on in every process. You invest in people! You
invest in their vision!
As an ultra-distance paddler I paddle the Scupper 16. It
will be my only boat for the longest solo paddle race in the
world, the Great Alabama 650 that includes lakes, rivers, rapids
and ocean conditions. I trust the team and the product.
I'm a proud investor in a hands-on company with
leadership, vision and a future. Join me!
I am proud and privileged to be a Swell
Watercraft early investor and owner of their
Scupper 14 and Scupper 16 boats. I found Swell
through a basic Google search for "fastest sit-on-top
kayak" and have never looked back. Through Jim
Marsh's passion (madness?), he assembled a team
and community around his obsession for making
better kayaks that suit a broad range of
applications. I use my Scuppers for camping,
surfing, fishing and touring, in ocean/salt water
bays/rivers and fresh water rivers, and they excel in
all aspects. Jim is dedicated, driven and an adept
problem solver. Highly recommend.

Why Invest Now

The timing is perfect because market validation is complete and scale-up is beginning. Product-market fit has been proven through industry awards, customer reviews, and 200%+ revenue growth, while our manufacturing facility is operational and producing quality kayaks. With patent protection secured, creating a 20-year competitive moat, we're ready to scale a proven model rather than prove an unproven concept.

Competitive Manufacturing Advantage

1. **In-house Iowa facility ensures quality, speed, and reliability**
2. **Competitors rely on overseas production with long lead times and vulnerabilities**
3. **Domestic production enables rapid iteration and consistent quality for fleet operators**
4. **Patent protection prevents direct copying of drainage technology**

Financial Momentum & Growth Potential

1. **Cash flow positive, seeking growth capital to scale**
2. **Strong 55% gross margins, with even higher margins from fleet sales**
3. **Growth capital accelerates expansion, not survival**

Dealer & Fleet Expansion

1. **40+ dealers provide foundation for consumer sales growth**
2. **Fleet partnerships drive dealer demand as customers want the kayaks they paddled on vacation**
3. **Brand recognition makes each new dealer relationship**

easier

Industry Validation

1. Award-winning designs: "Best in Class 2022" (Paddling TV), "Best Sit-On-Top 2023" (Paddling.com), "Top Bonus Kayak 2025"
2. Awards strengthen dealer confidence and support premium pricing

Risk/Reward Profile

1. Proven products eliminate technology risk
2. Demonstrated customer demand reduces market risk
3. Experienced team mitigates execution risk
4. Primary risk: speed of scaling, not concept viability

Exit & Investor Advantage

1. Outdoor brands often acquired by strategic buyers and private equity
2. Patent portfolio, dealer network, and profitability increase acquisition value
3. Current stage is the inflection point: proven model, protected IP, expanding market, execution-ready team
4. Investing now captures optimal upside before potential higher valuations
5. Co-founder has already had a successful exit to Johnson Outdoors


Swell
watercraft
INVESTOR PERKS
$250
Swell Water Bottle


$1,000 Paddling Parka
$3,500 Swell Solo OR Duo kayak,
$6,000 Scupper 12, 14 or 16 kayak delivered.
$10,000 Two Scupper series kayaks delivered

In the Media

Paddle TV: Best Performing Sit-On-Top Kayak Ever?

Headwaters Kayak: Swell Scupper 12 Walkthrough/ Customer Demo

Kayak DIY: Fastest Sit-On-Top Paddle Kayaks

Paddling.com: Best Sit On Top Kayaks of 2023 | Paddling.com

Paddle TV: Best in Class 2023

Great Outdoor Provisions Co.: Swell Watercraft at GOPC

Headwaters Kayak: 1997 Ocean Kayak Scupper VS 2025 Swell Scupper 14

Paddling Magazine: Swell Watercraft Rundown

Kayak Help: 10 Fastest Sit On Top Kayaks - Kayak Help

Kayak DIY: Is this the FASTEST Kayak? New 2024 Swell Scupper 16 Fishing Touring Kayak

Paddle TV: Top 3 Kayaks-2025

Paddling Life: Swell Scupper 16 Reviewed

Headwaters Kayak: Swell Scupper 12 vs. Scupper 14 Review - YouTube

Aliex: Superb Sit on Top Kayak? Swell Scupper 12 Surprising Water Test

Paddle Experience: https://paddleexperience.co.za/2021/02/03/scupper-14-review/

Gear Junkie: Swell Watercraft Scupper 14: Sit-On-Top Kayak Evolved | GearJunkie

Trend Hunter: Speedy Sit-On-Top Kayaks : swell scupper (trendhunter.com)